American Leisure Holdings, Inc.

3000 N Federal Highway, Suite 2W

Fort Lauderdale, FL 33306

(561) 654-5722

March 23, 2022

REQUEST FOR QUALIFICATION

Ms. Catherine De Lorenzo

Re:	American Leisure Holdings, Inc. Form 1-A/A
Amendment No. 1 - Request for Qualification
File No. 024-11814

Dear Ms. De Lorenzo:

On behalf of American Leisure Holdings, Inc. (the “Company”), I hereby request qualification of the above- referenced Amendment at 4:00 p.m., Eastern Time, on Thursday, March 24, 2022, or as soon thereafter as is practicable.

The Company’s Offering in its Form 1-A/A has been qualified by coordination in the state of Georgia. Under this exemption, the offering is qualified in Georgia pending qualification by the SEC and the Company’s undertaking to submit to the Georgia Secretary of State Securities Division any later filed amendments of the Form 1-A/A.

There is no compensation arrangement that requires FINRA approval.

Very Truly Yours,

/s/ Adrian McKenzie-Patasar

Adrian McKenzie-Patasar

CEO

American Leisure Holdings, Inc.